UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

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SEC FILE NUMBER

8-69637

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 AND ENDING 12/31/2023
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Ceres Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

806 Howard Street, Suite 200
(No. and Street)

South Bend	IN	46617
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Tamara L Schooley	574-367-4533	tschooley@ceres-securities.com
(Name)	(Area Code—Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Stickley, Larry A.
(Name— if individual, state last, first, and middle name)

17385 Turnbury Ct.	Granger	IN	46530
(Address)	(City)	(State)	(Zip Code)

(see exemption report)

(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Tamara L. Schooley , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Ceres Securities, LLC , as of 12/31 , 2 2023 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

SANDRA L. FISHER
Notary Public - Seal
St Joseph County - State of Indiana
Commission Number NP0658774
My Commission Expires Oct 24, 2030

Signature:

Title: Chief Compliance Officer

Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☑ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☑ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☑ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☑ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Ceres Securities LLC

Financial Statements as of and for
the Year Ended December 31, 2023

Ceres Securities LLC
Statement of Financial Condition
For the Period Ended December 31, 2023

ASSETS

Cash and cash equivalents	$	60,525
Receivable from brokers or dealers		-
Property and equipment, net		-
Goodwill and intangile assets, net		-
Other assets		-
TOTAL ASSETS	$	**60,525**

LIABILITIES & EQUITY

Liabilities

Accounts payable	$	-
Accrued compensation and commissions payable		-
Accrued interest		-
Accrued management fees		-
Accrued real estate taxes		-
Other liabilities		-
Total Liabilities		**-**

Equity

Members equity	100
Additional paid in capital	5,120,285
Retained Earnings	(5,059,860)
Total Equity	**60,525**
TOTALLIABILITIES & EQUITY	$ **60,525**

Ceres Securities LLC
Statement of Income
For the Period Ended December 31, 2023

Income

Sales income	$	623,610
Total income		623,610

Operating expenses

Salaries and wages	389,032
Sales commissions	360,447
Payroll taxes	505,608
Employee benefits	9,750
Travel, meals and entertainment	-
Total operating expenses	1,264,837

Other expenses

Legal and accounting	4,307
Bank Fees	115
Rent	105,192
Telephone	1,044
Utilities	504
Insurance	1,562
Regulatory fees	15,945
Total other expenses	128,669

Total expenses		1,393,506
Net income (loss)	$	(769,896)

Ceres Securities LLC
Statement of Cash Flows
For the Period Ended December 31, 2023

Net income from operations	$	(769,896)
Add back non-cash expenses:		
Depreciation and ammortization		-
Net cash flow from operations		(769,896)
Sources (uses) of cash:		
Accounts receivable		-
Liabilities		-
Other assets		-
Total sources (uses) of cash		-
Net cash flow from operating activities		(769,896)
Cash flow from investing activities:		
Fixed Assets (Addition) Disposition		-
Net cash flow from investing acitivities		-
Cash flow from financing activities:		
Loan proceeds		-
Principle payments on notes		-
Capital stock		-
Paid-in capital		798,230
Dividends paid		-
Retained earnings		-
Net cash flow from financing activities		798,230
Net increase (decrease) in cash		28,334
Cash at beginning of period		32,191
Cash and equivalents at end of period	$	60,525

Ceres Securities LLC
Statement of Changes in Equity
For the Period Ended December 31, 2023

	Members equity		Additional paid-in capital		Retained earnings		Total
Balance at January 1, 2023	$	100	$	4,322,055	$	(4,289,964) $	32,191
Net income (loss) for the period		-		-	(769,896)		(769,896)
Capital contributions		-		691,490	-		691,490
Members shared expenses agreement		-		106,740	-		106,740
Balance at December 31, 2023	$	100	$	5,120,285	$	(5,059,860) $	60,525

Ceres Securities LLC
Statement of Changes in Liabilities
Subordinated to Claims of General Creditors
For the Period Ended December 31, 2023

Balance at January 1, 2023	-
Additions	-
Deductions	-
Balance at December 31, 2023	-

Ceres Securities LLC
Computation of Net Capital
Computation for Determination of Reserve Requirements
Reconcilement of of Computation of NC and Determination of RR
For the Period Ended December 31, 2023

Computation of Net Capital

Total Assets	$	60,525
Less Illiquid Assets	$	-
Less NonAllowable Assets	$	-
Total Liabilities	$	-
Net Capital	$	60,525

Computation of Tangible Net Worth

Net Worth	$	60,525
Less non-Tangible Assets	$	-
Tangible Net Worth	$	60,525

Computation for Determination of Reserve Requirements

Limited Broker (Agent)	$	5,000
Net Capital Requirement for Ceres Securities LLC	$	5,000

Reconcilement of of Computation of Net Capital

Calculated Net Capital	$	60,525
Less Net Capital Requirement for Ceres Securities	$	5,000
Excess Net Capital for Ceres Securities LLC	$	55,525

Footnotes:

No material differences exists between the financial statement computations of Net Capital and the computations included in the companies cooresponding form X-17A-5 PART IIA filing as of December 31st, 2023.

Ceres Securities, LLC
Notes to Statement of Financial Condition
For the Period Ended December 31, 2023

General and Summary of Significant Account Policies

Description of Business

Ceres Securities LLC (the "Firm") is a Limited Liability Company formed on May 20th, 2015 with the Secretary of State in Delaware. The firm is wholly owned subsidiary of Ceres Partners LLC, the sole member. Ceres Partners makes capital contributions to the firm, and in addition, has an expense sharing agreement to cover operating expenses such as rent and utilities. The Office of Supervisory Jurisdiction is located at 806 Howard Street, Ste 200 in South Bend, Indiana.

The firm is a registered broker dealer with the Securities Exchange Commission (SEC) and a member of FINRA. Tamara Schooley serves as the Firms President, Managing Director, General Securities Principal, Chief Compliance Officer, and FinOP. Barbara Keady supervises the Hingham, MA & Chicago, IL locations.

The Firm serves as a Placement Agent to the single issuer fund, Ceres Farms, LLC. Ceres Securities and the fund only engage with sophisticated and accredited investors.

Basis of Presentation

The statement of financial condition is prepared in accordance with accounting principals generally accepted in the United States of America.

Cash and Cash Equivalents

The firm holds multiple deposit accounts that are immediately liquid.

Income Taxes

The firm has a single member LLC, and as such, is not responsible for income tax. Income or loss attributed to the Firm is passed through the sole member in accordance with FASB topic 740.

Regulatory Requirements

During the reporting period, Ceres Securities limited its business activities to soliciting subscriptions for investments in Ceres Farms, a private fund. Over this period the firm (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

The Firm is exempt from the requirement that this annual report be covered by the opinion of an independent public accountant based on the following facts: (1) the Firm's business is limited to acting as a broker (agent) for a single issuer, Ceres Farms, in soliciting subscriptions for securities of the issuer; (2) the Firm does not receive or hold customer funds or securities because all funds and securities were transmitted directly between investors and the issuer; accordingly the Firm ensures that all funds are promptly transmitted to the issuer and all securities are promptly delivered to the subscribers in connection with any transaction; and (3) the Firm does not otherwise hold funds or securities for or owe money or securities to customers. (Rule 17a-5(e)(1)(i)(A).)

No material difference exists between the financial statement computations of Net Capital and the computations included in the companies corresponding form X-17A-5 PART IIa filing as of December 31st, 2023.

Subsequent Events

Management has reviewed subsequent events and found that there are no material subsequent events that would require recognition or disclosure in the notes to the financial condition.

Ceres Securities, LLC

Exemption Report

Pursuant to Rule 17a-5 under the Securities Exchange Act of 1934

December 31, 2023

Ceres Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers").

Pursuant to recent SEC staff guidance, Ceres Securities is exempt from Rule 15c3-3 as a "Non-Covered Firm" which meets the standards of footnote 74 to SEC Release 34-70073 (2013), rather than the exemption of Rule 15c3-3(k)(2()(i) on which it previously relied. See Frequently Asked Questions Concerning the July 30, 2013 Amendments to the Broker-Dealer Financial Reporting Rule (Updated July 1, 2020) Questions 8 and 8.1.

Ceres Securities' business does comply with Footnote 74 criteria. The firm represents that during the reporting period it;
1) Maintained a minimum net capital of $5,000 pursuant to SEC Rule 15c3-1(a)(2)(vi).
2) Did not hold customer funds or safekeep customer securities.
3) Engaged as a broker or dealer selling securities of only one issuer.
4) Engaged with only private placements of securities.
5) Engaged as a broker or dealer selling interests in unregistered private investment funds.

During the reporting period, Ceres Securities limited its business activities to soliciting subscriptions for investments in Ceres Farms, a private fund. Over this period the firm (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

The Firm is also exempt from the requirement that this annual report be covered by the opinion of an independent public accountant based on the following facts: (1) the Firm's business is limited to acting as a broker (agent) for a single issuer, Ceres Farms, in soliciting subscriptions for securities of the issuer; (2) the Firm does not receive or hold customer funds or securities because all funds and securities were transmitted directly between investors and the issuer; accordingly the Firm ensures that all funds are promptly transmitted to the issuer and all securities are promptly delivered to the subscribers in connection with any transaction; and (3) the Firm does not otherwise held funds or securities for or owe money or securities to customers. (Rule 17a-5(e)(1)(i)(A).)

I, Tamara Schooley certify that, To the best of my knowledge and belief, this Exemption Report is true and correct.

Dated January 19th, 2024

Name: Tamara L Schooley

Title: Pres / CFO / CCO

Ceres Securities, LLC
Report for Material Inadequacies
For the Period Ended December 31, 2023

CCO / CFO Attestation:

Ceres Securities LLC has met all firm requirements for financial and reserve requirements during 2023.

No material difference exists between the financial statement computations of Net Capital and the computations included in the companies corresponding form X-17a-5 PART IIa filing as of December 31st, 2023.

Tamara L Schooley CFO / CCO

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERALASSESSMENTFORM

For the fiscal year ended 12/31/2023

Determination of "SIPC NET Operating Revenues" and General Assessment for:

MEMBER NAME	*SEC No.*
CERES SECURITIES LLC	8-69637

For the fiscal period beginning 1/1/2023 and ending 12/31/2023

1	Total Revenue (FOCUS Report– Statement of Income (Loss) – Code 4030)			$623,610.00
2	Additions:			
a	Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.			
b	Net loss from principal transactions in securities in trading accounts.			
c	Net loss from principal transactions in commodities in trading accounts.			
d	Interest and dividend expense deducted in determining item 1.			
e	Net loss from management of or participation in the underwriting or distribution of securities.			
f	Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.			
g	Net loss from securities in investment accounts.			
h	Add lines 2a through 2g. This is your **total additions**.			$ 0.00
3	Add lines 1 and 2h			$ 623,610.00
4	Deductions:			
a	Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.			
b	Revenues from commodity transactions.			
c	Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.			
d	Reimbursements for postage in connection with proxy solicitations.			
e	Net gain from securities in investment accounts.			
f	100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.			
g	Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).			
h	Other revenue not related either directly or indirectly to the securities business.			
	Deductions in excess of $100,000 require documentation			
5 a	Total interest and dividend expense (FOCUS Report - Statement of Income (Loss)- Code 4075 plus line 2d above) but not in excess of total interest and dividend income	$ 0.00		
b	40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss)- Code 3960)	$ 0.00		
c	Enter the greater of line 5a or 5b		$ 0.00	
6	Add lines 4a through 4h and 5c. This is your **total deductions**.			$ 0.00

SECURITIES INVESTOR PROTECTION CORPORATION

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2023

7	Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues**.	$ 623,610.00
8	Multiply line 7 by .0015. This is your **General Assessment**.	$ 935.00
9	Current overpayment/credit balance, if any	$ 194.21
10	General assessment from last filed 2023 SIPC-6 or 6A	$ 584.44
11 a	Overpayment(s) applied on all 2023 SIPC-6 and 6A(s)	$ 194.21
b	Any other overpayments applied	$ 0.00
c	All payments applied for 2023 SIPC-6 and 6A(s)	$ 390.23
d	Add lines 11a through 11c	$ 584.44
12	**LESSER** of line 10 or 11d.	$ 584.44
13 a	Amount from line 8	$ 935.00
b	Amount from line 9	$ 194.21
c	Amount from line 12	$ 584.44
d	Subtract lines 13b and 13c from 13a. This is your **assessment balance due**.	$ 156.35
14	Interest (see instructions) for 0 days late at 20% per annum	$0.00
15	**Amount you owe SIPC**. Add lines 13d and 14.	$ 156.35
16	Overpayment/credit carried forward (if applicable)	$ 0.00

SEC No. 8-69637	Designated Examining Authority DEA: FINRA	FYE 2023	Month Dec
MEMBER NAME MAILING ADDRESS	CERES SECURITIES LLC 806 HOWARD ST STE 200 SOUTH BEND, IN 46617		

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

CERES SECURITIES LLC
(Name of SIPC Member)

TAMARA LYNDSEY SCHOOLEY
(Authorized Signatory)

1/22/2024
(Date)

tschooley@ceres-securities.com
(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.